SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                RYANAIR ANNOUNCES ITS 17TH EUROPEAN BASE IN BREMEN

                    $220M INVESTMENT TO DELIVER 1M PAX P.A.

Ryanair, Europe's largest low fares airline today (Thursday, 19th September
2006) announced its 17th base in Bremen. Ryanair will start flights from Bremen (its second German base) in April 2007 with an investment of $210M in three Boeing 737 800 aircraft, 9 new European routes and the purchase of a low cost terminal facility at the airport for $10M following an EU tender in which Ryanair was the successful bidder. From April 2007, Ryanair will base two Boeing 737 aircraft in Bremen followed by a third in September 2007, creating 150 direct jobs and delivering over 1M passengers p.a. by 2009.


Destination                   Frequency                           Fare
London                        2 x daily                           EUR1
Oslo                          1 x daily                           EUR1
Barcelona                     4 x week                            EUR1
Murcia                        4 x week                            EUR1
Tampere                       4 x week                            EUR1
Venice                        4 x week                            EUR1
Pisa                          3 x week                            EUR1
Riga                          3 x week                            EUR1
Verona                        3 x week                            EUR1

Ryanair's new base in Bremen is great news for business and tourism in the region, which will benefit from 9 year round low fare routes and up to 1 M passengers p.a. This will result in a 50% increase in Bremen's international passenger numbers and will create and sustain 1,000 jobs in the region while allowing consumers to enjoy savings of EUR100M compared to the high fares of Lufthansa.

Announcing Ryanair's 17th European base in Bremen, Michael O'Leary said:

        "The 13M German consumers living in the Bremen catchment area will now enjoy a real low fares airline and unbeatable customer service with fares for less than half the price of Lufthansa to 9 exciting European destinations and a guarantee of no fuel surcharges as well.

        "Our message to the German high fare airlines is simple - You can't match Ryanair's low fares and you can't match Ryanair's punctuality and customer service either. Ryanair's base in Bremen will now replicate the enormous success of our Frankfurt Hahn base where Ryanair has grown to 4M passengers p.a. within 6 years and will double again to 8M passengers in the next 6 years as a result of German consumers and visitors voting with their feet for the lowest fares and best punctuality in Germany.

        "To celebrate the launch of these new routes we are offering 50,000 seats from Bremen for EUR1 for travel in May and June. These bargain seats can be booked on www.ryanair.com until midnight Thursday and we advise passengers to book today as demand for EUR1 seats will be very strong".


Ends.                                Tuesday, 19th September 2006


For further information:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300




 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 September, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director